Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2024

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2024
		30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	83001.72	81546.20	75039.10	164547.92	126207.24	283649.02
	a) Interest / discount on advances / bills	62707.35	61875.82	56896.57	124583.17	97349.34	217979.34
	b) Income on investments	17826.68	17474.07	16091.81	35300.75	24968.81	57524.80
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	849.10	636.42	489.98	1485.52	1338.38	2634.63
	d) Others	1618.59	1559.89	1560.74	3178.48	2550.71	5510.25
2	Other income (a)+(b)	38455.02	35450.29	32527.52	73905.31	42380.67	124345.75
	a) Premium and other operating income from insurance business	19108.13	14606.73	17285.87	33714.86	17285.87	57858.60
	b) Others	19346.89	20843.56	15241.65	40190.45	25094.80	66487.15
3	Total income (1)+(2)	121456.74	116996.49	107566.62	238453.23	168587.91	407994.77
4	Interest expended	45414.21	44579.50	41249.91	89993.71	67204.67	154138.55
5	Operating expenses (i)+(ii)+(iii)	48805.24	46546.53	42037.59	95351.77	57215.30	152269.34
	i) Employees cost	8519.34	8289.07	7789.05	16808.41	13740.21	31023.00
	ii) Claims and benefits paid and other expenses pertaining to insurance business	28396.69	26752.55	23713.93	55149.24	23713.93	78313.46
	iii) Other operating expenses	11889.21	11504.91	10534.61	23394.12	19761.16	42932.88
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	94219.45	91126.03	83287.50	185345.48	124419.97	306407.89
7	Operating profit before provisions and contingencies (3)-(6)	27237.29	25870.46	24279.12	53107.75	44167.94	101586.88
8	Provisions (other than tax) and contingencies	3268.87	3143.09	3311.74	6411.96	6603.84	25018.28
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	23968.42	22727.37	20967.38	46695.79	37564.10	76568.60
11	Tax expense (Refer note 15)	5340.98	5539.32	3655.00	10880.30	7848.47	11122.10
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	18627.44	17188.05	17312.38	35815.49	29715.63	65446.50
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	18627.44	17188.05	17312.38	35815.49	29715.63	65446.50
15	Less: Minority interest	801.53	713.20	500.97	1514.73	533.84	1384.46
16	Net profit for the period (14)-(15)	17825.91	16474.85	16811.41	34300.76	29181.79	64062.04
17	Paid up equity share capital (Face value of ₹ 1/- each)	763.08	760.81	758.18	763.08	758.18	759.69
18	Reserves excluding revaluation reserves						452982.84
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	23.40	21.67	22.24	45.07	44.36	90.42
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	23.29	21.59	22.12	44.87	44.12	90.01

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2024
		30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	14567.80	15320.59	15897.67	29888.39	26435.54	61653.66
b)	Retail Banking:	70014.78	68054.79	60859.02	138069.57	103798.50	233637.87
	(i) Digital Banking*	2.20	1.70	0.76	3.90	1.38	3.37
	(ii) Non Digital Banking	70012.58	68053.09	60858.26	138065.67	103797.12	233634.50
c)	Wholesale Banking	47470.21	47173.95	47298.63	94644.16	77030.54	175520.23
d)	Other Banking Operations	8716.61	7994.16	7270.03	16710.77	14220.12	30050.38
e)	Insurance Business**	31439.60	29632.63	26013.03	61072.23	26013.03	86877.22
f)	Others^	4517.50	3662.61	3,147.35	8,180.11	6,351.97	13536.00
g)	Unallocated	—	—	—	—	—	—
	Total	176726.50	171838.73	160485.73	348565.23	253849.70	601275.36
	Less: Inter Segment Revenue	55269.76	54842.24	52919.11	110112.00	85261.79	193280.59

	Income from Operations	121456.74	116996.49	107566.62	238453.23	168587.91	407994.77

2	Segment Results***
a)	Treasury	743.83	1706.33	1823.49	2450.16	3178.39	14190.10
b)	Retail Banking:	6915.89	5821.28	5938.60	12737.17	9507.66	15659.91
	(i) Digital Banking*	0.12	(0.07)	(0.31)	0.05	(0.63)	(1.23)
	(ii) Non Digital Banking	6915.77	5821.35	5938.91	12737.12	9508.29	15661.14
c)	Wholesale Banking	11864.31	10776.18	9804.85	22640.49	18653.04	32280.98
d)	Other Banking Operations	3075.19	3556.54	2774.38	6631.73	5532.27	11104.00
e)	Insurance Business**	1163.42	1360.81	640.09	2524.23	640.09	3321.30
f)	Others^	799.72	83.98	537.26	883.70	1221.99	2352.00
g)	Unallocated	(593.94)	(577.75)	(551.29)	(1171.69)	(1169.34)	(2339.69)

	Total Profit Before Tax and Minority Interest	23968.42	22727.37	20967.38	46695.79	37564.10	76568.60

3	Segment Assets
a)	Treasury	825913.16	796772.25	792493.31	825913.16	792493.31	822926.80
b)	Retail Banking:	1466708.32	1432329.21	1317354.12	1466708.32	1317354.12	1395089.03
	(i) Digital Banking*	60.89	60.68	46.87	60.89	46.87	51.34
	(ii) Non Digital Banking	1466647.43	1432268.53	1317307.25	1466647.43	1317307.25	1395037.69
c)	Wholesale Banking	1263373.58	1210807.95	1203598.87	1263373.58	1203598.87	1274899.43
d)	Other Banking Operations	105840.37	102452.02	86212.61	105840.37	86212.61	97097.23
e)	Insurance Business**	359068.23	341114.28	291465.88	359068.23	291465.88	322984.00
f)	Others^	104654.33	98174.13	73571.02	104654.33	73571.02	89587.20
g)	Unallocated	26229.94	24888.10	16651.27	26229.94	16651.27	27610.57

	Total	4151787.93	4006537.94	3781347.08	4151787.93	3781347.08	4030194.26

4	Segment Liabilities***
a)	Treasury	68586.20	65421.51	133992.56	68586.20	133992.56	94557.67
b)	Retail Banking:	2142405.13	2066184.21	1856182.50	2142405.13	1856182.50	2046673.65
	(i) Digital Banking*	65.56	65.58	50.01	65.56	50.01	56.18
	(ii) Non Digital Banking	2142339.57	2066118.63	1856132.49	2142339.57	1856132.49	2046617.47
c)	Wholesale Banking	950205.19	917628.00	966616.53	950205.19	966616.53	973987.85
d)	Other Banking Operations	8899.59	8040.78	7451.29	8899.59	7451.29	8212.98
e)	Insurance Business**	346528.53	329394.05	280695.20	346528.53	280695.20	311998.00
f)	Others^	83430.04	78346.75	58036.73	83430.04	58036.73	71040.35
g)	Unallocated	54498.50	51292.76	47037.45	54498.50	47037.45	53945.11

	Total	3654553.18	3516308.06	3350012.26	3654553.18	3350012.26	3560415.61

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	497234.75	490229.88	431334.82	497234.75	431334.82	469778.65

6	Total (4)+(5)	4151787.93	4006537.94	3781347.08	4151787.93	3781347.08	4030194.26

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

***Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.09.2024	As at 30.09.2023	As at 31.03.2024
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	763.08	758.18	759.69
Employees stock options outstanding	3228.04	1871.99	2652.72
Reserves and surplus	477794.04	416296.21	452982.84
Minority interest	15449.59	12408.44	13383.40
Deposits	2496324.92	2171078.75	2376887.28
Borrowings	666038.88	771227.26	730615.46
Other liabilities and provisions	180896.04	136326.01	174832.07
Policyholders’ funds	311293.34	271380.24	278080.80

Total	4151787.93	3781347.08	4030194.26

ASSETS
Cash and balances with Reserve Bank of India	194486.02	154168.67	178718.67
Balances with banks and money at call and short notice	71899.37	40962.69	50115.84
Investments	1061584.96	992411.21	1005681.63
Advances	2585710.03	2401916.29	2565891.41
Fixed assets	14170.63	11260.51	12603.76
Other assets	223936.92	180627.71	217182.95

Total	4151787.93	3781347.08	4030194.26

2	Consolidated Statement of Cashflow is given below:

	(₹ in crore)
Particulars	Half year ended		Year ended
	30.09.2024	30.09.2023	31.03.2024
	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Consolidated profit before income tax and after minority interest	45181.06	37030.26	75184.14

Adjustment for :
Depreciation on fixed assets	1888.04	1511.11	3092.08
Profit on revaluation of investments	(9654.26)	(2828.78)	(6957.14)
Amortisation of premium / (discount) on investments	(167.81)	478.66	966.09
Profit on sale of fixed assets	(10.52)	(35.93)	(75.36)
Profit on sale of investment in subsidiary	—	—	(7341.42)
Provision / charge for non performing assets	7648.95	6497.93	12540.05
Floating provisions	—	—	10900.00
Provision for standard assets and contingencies	(1236.99)	105.90	1578.23
Employee stock options / units expense	1052.13	675.15	1731.73

	44700.60	43434.30	91618.40

Adjustments for :
Increase in investments	(39018.35)	(78252.74)	(88411.63)
Increase in advances	(27907.72)	(139199.65)	(309210.70)
Increase in deposits	119437.64	131156.29	336964.81
Increase in other assets	(7199.39)	(6697.33)	(31197.26)
(Decrease) / Increase in other liabilities and provisions	6663.72	(459.81)	6420.40
Increase in policyholders’ funds	29426.38	12343.44	35728.16

	126102.88	(37675.50)	41912.18

Direct taxes paid (net of refunds)	(12303.16)	(7925.37)	(22842.84)

Net cash flow from / (used in) operating activities	113799.72	(45600.87)	19069.34

Cash flows from investing activities:
Purchase of fixed assets	(1792.03)	(1732.50)	(4286.72)
Proceeds from sale of fixed assets	42.26	50.53	99.82
Proceeds from sale of investment in subsidiary (net)	—	—	9500.67
Investment in subsidiaries	(67.47)	—	—

Net cash flow from / (used in) investing activities	(1817.24)	(1681.97)	5313.77

Cash flows from financing activities:
Increase in minority interest	1054.32	257.44	1201.66
Proceeds from exercise of convertible equity warrants	—	3192.81	3192.81
Proceeds from issue of share capital (other than on exercise of warrants)	3918.40	3534.64	5249.73
Proceeds from issue of Tier 1 and Tier 2 capital instruments	500.00	—	2350.00
Redemption of Tier 1 and Tier 2 capital instruments	(200.00)	—	(230.00)
(Decrease) / Increase in other borrowings	(64919.96)	35430.58	(7342.84)
Dividend paid during the period	(14826.19)	(8404.42)	(8404.42)

Net cash flow from / (used in) financing activities	(74473.43)	34011.05	(3983.06)

Effect of change in foreign currency translation reserve	41.83	73.63	104.94

Net increase / (decrease) in cash and cash equivalents	37550.88	(13198.16)	20504.99

Cash and cash equivalents at the beginning of the year	228834.51	197147.81	197147.81
Cash and cash equivalents acquired on amalgamation	—	11181.71	11181.71
Cash and cash equivalents at the end of the period	266385.39	195131.36	228834.51

Cash and cash equivalents includes cash and balances with the RBI and balances with banks and money at call & short notice.

3

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and HDB Employee Welfare Trust (“EWT”). These financial results have been approved by the Board of Directors at its meeting held on October 19, 2024. The financial results for the quarter and half year ended September 30, 2024 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The previous period results were reviewed / audited by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and these financial results are in compliance with the presentation and disclosure requirements of the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

5

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 1, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank has classified its investment portfolio as on April 1, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. For the purpose of consolidation, all the subsidiaries of the Bank and the EWT have followed the revised framework of the Bank except for HDFC Life insurance Company Limited (“HDFC Life”) and HDFC Ergo General Insurance Company Limited (“HDFC Ergo”), (the subsidiaries regulated by IRDAI), which continue to follow IRDAI guidelines. On transition to the revised framework on April 01, 2024, the group has recognised a net gain of ₹ 1,113.78 crore (net of tax of ₹ 405.86 crore and minority interest of ₹ 914.25 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter and half year ended September 30, 2024 are not comparable with that of the previous period/s. Except for the foregoing, the Group has applied significant accounting policies in preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2024. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the half year ended September 30, 2024 include the operations of eHDFC Limited and its subsidiaries (which became subsidiaries of the Bank on amalgamation) effective from July 01, 2023 and hence are not comparable with results for the half year ended September 30, 2023.

7

On October 07, 2024, the Board of Directors of the Bank approved the sale of 100.00% stake in HDFC Education and Development Services Private Ltd (“HEADS”), a subsidiary of eHDFC Limited that became a subsidiary of the Bank upon the Scheme becoming effective, for a consideration of ₹ 192.00 crore, in order to comply with the condition imposed by the RBI in relation to the Scheme. The Bank has not consolidated HEADS in the above results, as its control is intended to be temporary. On October 18, 2024, the Bank divested 91.00% stake in HEADS.

8

The Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (“HSL”) on April 15, 2024, subscribed through a rights issue for a consideration of ₹ 953.23 crore. The Bank’s shareholding in HSL stood at 94.89% as at September 30, 2024.

9

The Bank has been allotted 44,20,059 equity shares of HDFC Ergo on August 31, 2024, subscribed through a rights issue for a consideration of ₹ 289.07 crore. The Bank’s shareholding in HDFC Ergo stood at 50.48% as at September 30, 2024.

10

During the quarter ended September 30, 2024, the Bank has acquired 69,330 equity shares in HDFC Capital Advisors Limited (“HCAL”) for consideration of ₹ 67.47 crore. Post this acquisition, the Bank’s shareholding in HCAL was 89.34% as at September 30, 2024.

11

The Board of Directors of the Bank at its meeting held on July 20, 2024 provided an in-principle approval to initiate the process of listing equity shares of its subsidiary HDB Financial Services Limited (“HDBFS”). The Board of Directors of HDBFS at its meeting held on September 20, 2024 approved an initial public offering of the equity shares of face value of ₹ 10 each (‘Equity Shares’) comprising of a fresh issue of Equity Shares aggregating up to ₹ 2,500.00 crore and an offer for sale of Equity Shares by existing and eligible shareholders of the HDBFS who may offer to tender their Equity Shares which is subject to approval of the shareholders of the HDBFS, market conditions, receipt of applicable approvals, regulatory clearances, and other considerations.

12

RBI vide its letter dated May 13, 2022, had conveyed its approval to the Bank for setting up a step-down subsidiary through HSL, for offering broking and clearing services in International Financial Services Centre (IFSC) at GIFT City. Accordingly, a wholly owned subsidiary of HDFC Securities Limited namely “HDFC Securities IFSC Limited” has been incorporated effective October 01, 2024. HDFC Securities IFSC Limited has become a subsidiary of the Bank with effect from October 1, 2024.

13

During the quarter and half year ended September 30, 2024, the Bank allotted 2,26,56,007 and 3,38,67,647 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

14

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

15

Provision for tax during the year ended March 31, 2024 as well as for the quarter and half year ended September 30, 2023 is net of write back of provision no longer required of ₹ 6,946.47 crore and ₹ 1,628.12 crore respectively, pursuant to favourable orders received.

16

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

17	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

18	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: October 19, 2024	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2024

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2024
		30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	74016.91	73033.14	67698.39	147050.05	116285.20	258340.56
	a) Interest / discount on advances / bills	59389.81	58714.88	54294.50	118104.69	92302.45	207220.01
	b) Income on investments	12631.60	12543.82	11639.51	25175.42	20550.75	44364.28
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	674.74	472.89	412.91	1147.63	1204.76	2040.47
	d) Others	1320.76	1301.55	1351.47	2622.31	2227.24	4715.80
2	Other Income	11482.73	10668.11	10707.84	22150.84	19937.70	49240.99
3	Total Income (1)+(2)	85499.64	83701.25	78406.23	169200.89	136222.90	307581.55
4	Interest expended	43903.01	43196.00	40313.16	87099.01	65300.90	149808.10
5	Operating expenses (i)+(ii)	16890.89	16620.61	15399.19	33511.50	29456.10	63386.01
	i) Employees cost	5985.30	5848.88	5170.19	11834.18	9952.26	22240.21
	ii) Other operating expenses	10905.59	10771.73	10229.00	21677.32	19503.84	41145.80
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	60793.90	59816.61	55712.35	120610.51	94757.00	213194.11
7	Operating Profit before provisions and contingencies (3)-(6)	24705.74	23884.64	22693.88	48590.38	41465.90	94387.44
8	Provisions (other than tax) and Contingencies (Refer note 12)	2700.46	2602.06	2903.83	5302.52	5763.86	23492.14
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	22005.28	21282.58	19790.05	43287.86	35702.04	70895.30
11	Tax Expense (Refer note 16)	5184.31	5107.83	3813.94	10292.14	7774.16	10083.03
12	Net Profit from ordinary activities after tax (10)-(11)	16820.97	16174.75	15976.11	32995.72	27927.88	60812.27
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period (12)-(13)	16820.97	16174.75	15976.11	32995.72	27927.88	60812.27
15	Paid up equity share capital (Face Value of ₹ 1/- each)	763.08	760.81	758.18	763.08	758.18	759.69
16	Reserves excluding revaluation reserves						436833.39
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.77%	19.33%	19.54%	19.77%	19.54%	18.80%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	22.08	21.28	21.13	43.36	42.46	85.83
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.98	21.19	21.02	43.17	42.23	85.44
	(iv) NPA Ratios:
	(a) Gross NPAs	34250.62	33025.69	31577.89	34250.62	31577.89	31173.32
	(b) Net NPAs	10308.54	9508.44	8072.79	10308.54	8072.79	8091.74
	(c) % of Gross NPAs to Gross Advances	1.36%	1.33%	1.34%	1.36%	1.34%	1.24%
	(d) % of Net NPAs to Net Advances	0.41%	0.39%	0.35%	0.41%	0.35%	0.33%
	(v) Return on assets (average) - not annualized	0.49%	0.47%	0.50%	0.96%	1.00%	1.98%
	(vi) Net worth	450136.68	444793.21	397232.31	450136.68	397232.31	427634.18
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	0.93	1.02	1.25	0.93	1.25	1.21
	(x) Total Debts to Total Assets	15.88%	16.80%	20.98%	15.88%	20.98%	18.30%
	- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2024
		30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	14567.80	15320.59	15897.67	29888.39	26435.54	61653.66
b)	Retail Banking:	70014.78	68054.79	60859.02	138069.57	103798.50	233637.87
	(i) Digital Banking*	2.20	1.70	0.76	3.90	1.38	3.37
	(ii) Non Digital Banking	70012.58	68053.09	60858.26	138065.67	103797.12	233634.50
c)	Wholesale Banking	47470.21	47173.95	47298.62	94644.16	77030.53	175520.23
d)	Other Banking Operations	8716.61	7994.16	7270.03	16710.77	14220.12	30050.38
e)	Unallocated	—	—	—	—	—	—
	Total	140769.40	138543.49	131325.34	279312.89	221484.69	500862.14
	Less: Inter Segment Revenue	55269.76	54842.24	52919.11	110112.00	85261.79	193280.59

	Income from Operations	85499.64	83701.25	78406.23	169200.89	136222.90	307581.55

2	Segment Results$
a)	Treasury	743.83	1706.33	1823.49	2450.16	3178.39	14190.10
b)	Retail Banking:	6915.89	5821.28	5938.60	12737.17	9507.66	15659.91
	(i) Digital Banking*	0.12	(0.07)	(0.31)	0.05	(0.63)	(1.23)
	(ii) Non Digital Banking	6915.77	5821.35	5938.91	12737.12	9508.29	15661.14
c)	Wholesale Banking	11864.31	10776.18	9804.87	22640.49	18653.06	32280.98
d)	Other Banking Operations	3075.19	3556.54	2774.38	6631.73	5532.27	11104.00
e)	Unallocated	(593.94)	(577.75)	(551.29)	(1171.69)	(1169.34)	(2339.69)

	Total Profit Before Tax	22005.28	21282.58	19790.05	43287.86	35702.04	70895.30

3	Segment Assets
a)	Treasury	825913.16	796772.25	792505.41	825913.16	792505.41	822926.80
b)	Retail Banking:	1466708.32	1432329.21	1317256.52	1466708.32	1317256.52	1395089.03
	(i) Digital Banking*	60.89	60.68	46.87	60.89	46.87	51.34
	(ii) Non Digital Banking	1466647.43	1432268.53	1317209.65	1466647.43	1317209.65	1395037.69
c)	Wholesale Banking	1263373.58	1210807.95	1203671.34	1263373.58	1203671.34	1274899.43
d)	Other Banking Operations	105840.37	102452.02	86225.63	105840.37	86225.63	97097.23
e)	Unallocated	26229.94	24888.10	16651.31	26229.94	16651.31	27610.57

	Total	3688065.37	3567249.53	3416310.21	3688065.37	3416310.21	3617623.06

4	Segment Liabilities$
a)	Treasury	68586.20	65421.51	134012.31	68586.20	134012.31	94557.67
b)	Retail Banking:	2142405.13	2066184.21	1856023.26	2142405.13	1856023.26	2046673.65
	(i) Digital Banking*	65.56	65.58	50.01	65.56	50.01	56.18
	(ii) Non Digital Banking	2142339.57	2066118.63	1855973.25	2142339.57	1855973.25	2046617.47
c)	Wholesale Banking	950205.19	917628.00	966734.78	950205.19	966734.78	973987.85
d)	Other Banking Operations	8899.59	8040.78	7472.52	8899.59	7472.52	8212.98
e)	Unallocated	54498.50	51292.76	47037.50	54498.50	47037.50	53945.11

	Total	3224594.61	3108567.26	3011280.37	3224594.61	3011280.37	3177377.26

5	Capital, Employees stock options outstanding and Reserves	463470.76	458682.27	405029.84	463470.76	405029.84	440245.80

6	Total (4)+(5)	3688065.37	3567249.53	3416310.21	3688065.37	3416310.21	3617623.06

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.09.2024	As at 30.09.2023	As at 31.03.2024
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	763.08	758.18	759.69
Employees stock options outstanding	3228.04	1769.83	2652.72
Reserves and surplus	459479.64	402501.83	436833.39
Deposits	2500088.17	2172857.76	2379786.28
Borrowings	585556.08	716774.99	662153.07
Other liabilities and provisions	138950.36	121647.62	135437.91

Total	3688065.37	3416310.21	3617623.06

ASSETS
Cash and balances with Reserve Bank of India	194458.26	154142.54	178683.22
Balances with banks and money at call and short notice	61881.11	32927.95	40464.19
Investments	724015.07	723435.90	702414.96
Advances	2495120.34	2331232.93	2484861.52
Fixed assets	12829.45	10142.63	11398.97
Other assets	199761.14	164428.26	199800.20

Total	3688065.37	3416310.21	3617623.06

2	Statement of Cash flow is given below:

	(₹ in crore)
	Half year ended		Year ended 31.03.2024
	30.09.2024	30.09.2023
Particulars	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Profit before income tax	43287.86	35702.04	70895.30
Adjustments for:
Depreciation on fixed assets	1691.44	1403.98	2810.10
Profit on revaluation of investments	(469.18)	(720.12)	(943.49)
Amortisation of premium / (discount) on investments	(228.79)	420.80	844.95
Profit on sale of fixed assets	(9.86)	(35.30)	(73.82)
Profit on sale of investment in subsidiary	—	—	(7341.42)
Provision / charge for non performing assets	6447.48	5602.89	10774.82
Floating provisions	—	—	10900.00
Provision for standard assets and contingencies	(1144.95)	160.97	1817.33
Dividend from subsidiaries	(1547.48)	(675.29)	(1332.39)
Employee Stock Options / Units expense	940.39	597.68	1547.40

	48966.91	42457.65	89898.78

Adjustments for:
Increase in investments	(17434.47)	(73484.35)	(54833.62)
Increase in advances	(17126.34)	(130671.80)	(289444.22)
Increase in deposits	120301.90	132203.91	339132.41
Increase in other assets	(1833.81)	(2503.96)	(29225.41)
(Decrease) / Increase in other liabilities and provisions	4056.64	(1595.64)	(669.23)

	136930.83	(33594.19)	54858.71

Direct taxes paid (net of refunds)	(11066.04)	(8472.75)	(19843.74)

Net cash flow from / (used in) operating activities	125864.79	(42066.94)	35014.97

Cash flows from investing activities:
Purchase of fixed assets	(1441.69)	(1536.38)	(3834.89)
Proceeds from sale of fixed assets	38.31	48.55	96.00
Investment in subsidiaries	(1309.77)	—	—
Proceeds from sale of investment in subsidiary (net)	—	—	9500.67
Dividend from subsidiaries	1547.48	675.29	1332.39

Net cash flow from / (used in) investing activities	(1165.67)	(812.54)	7094.17

Cash flows from financing activities:
Proceeds from exercise of convertible equity warrants	—	3192.81	3192.81
Proceeds from issue of share capital other than warrants	3918.40	3534.64	5249.73
(Decrease) / Increase in other borrowings	(76636.24)	32382.85	(22275.06)
Dividend paid during the period	(14826.19)	(8404.42)	(8404.42)

Net cash flow (used in) / from financing activities	(87544.03)	30705.88	(22236.94)

Effect of fluctuation in foreign currency translation reserve	36.87	70.14	101.26

Net increase / (decrease) in cash and cash equivalents	37191.96	(12103.46)	19973.46

Cash and cash equivalents at the beginning of the year	219147.41	193765.08	193765.08
Cash and cash equivalents acquired on amalgamation	—	5408.87	5408.87
Cash and cash equivalents at the end of the period	256339.37	187070.49	219147.41

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above standalone financial results have been approved by the Board of Directors at its meeting held on October 19, 2024. The financial results for the quarter and half year ended September 30, 2024 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The previous period results were reviewed / audited by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

5

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank has classified its investment portfolio as on April 01, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. On transition to the framework on April 01, 2024, the Bank has recognised a net gain of ₹ 482.87 crore (net of tax of ₹ 127.00 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter and half-year ended September 30, 2024 is not comparable with that of the previous period/s. Except for the foregoing, the Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2024. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the half year ended September 30, 2024 include the operations of the eHDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with results of the half year ended September 30, 2023.

7

On October 07, 2024, the Board of Directors of the Bank approved the sale of 100.00% stake in HDFC Education and Development Services Private Ltd (“HEADS”), a subsidiary of eHDFC Limited that became a subsidiary of the Bank upon the Scheme becoming effective, for a consideration of ₹ 192.00 crore, in order to comply with the condition imposed by the RBI in relation to the Scheme. On October 18, 2024, the Bank divested 91.00% stake in HEADS.

8

The Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (“HSL”) on April 15, 2024, subscribed through a rights issue for a consideration of ₹ 953.23 crore. The Bank’s shareholding in HSL stood at 94.89% as at September 30, 2024.

9

The Bank has been allotted 44,20,059 equity shares of HDFC Ergo General Insurance Limited (“HDFC Ergo”) on August 31, 2024, subscribed through a rights issue for a consideration of ₹ 289.07 crore. The Bank’s shareholding in HDFC Ergo stood at 50.48% as at September 30, 2024.

10

During the quarter ended September 30, 2024, the Bank has acquired 69,330 equity shares in HDFC Capital Advisors Limited (“HCAL”) for consideration of ₹ 67.47 crore. Post this acquisition, the Bank’s shareholding in HCAL was 89.34 % as at September 30, 2024.

11

During the quarter and half year ended September 30, 2024, the Bank allotted 2,26,56,007 and 3,38,67,647 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

12

Pursuant to clarification received from the RBI regarding provisioning requirement towards Investments in Alternate Investment Funds (AIFs), the Bank has reassessed the provision thereon. Accordingly, during the quarter ended September 30, 2024 , the Bank has reversed provision of ₹ 679.52 crore in respect of the investments in AIFs and holds provision thereagainst of ₹ 354.97 crore as at September 30, 2024.

13

Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circulars dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at September 30, 2024 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e. March 31, 2024 (A)	Of (A), aggregate debt that slipped into NPA during the half-year ended September 30, 2024	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this half-year i.e. September 30, 2024^
Personal Loans	4,411.91	166.89	45.74	722.35	3,522.67
Corporate persons	325.24	4.20	0.92	41.36	279.68
Of which, MSMEs	57.09	2.35	—	10.31	44.43
Others	447.32	14.74	2.96	100.94	331.64

Total	5,184.47	185.83	49.62	864.65	4,133.99

#	Represents debt that slipped into NPA and was subsequently written off during the half- year ended September 30, 2024.

^	Excludes other facilities to the borrowers aggregating to ₹ 362.61 crore which have not been restructured.

14	Details of loans transferred / acquired during the quarter ended September 30, 2024 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account).

(ii)	Details of loans not in default transferred through assignment are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	10,139.13
Weighted average residual maturity (in years)	9.86
Weighted average holding period (in years)	2.97
Retention of beneficial economic interest	10%
Tangible security coverage	100%

The loans transferred are not rated as these are to non-corporate borrowers.

(iii)	Details of ratings of SRs outstanding as on September 30, 2024 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	129.70
RR1	India Ratings	100% - 150%	53.68
RR1	CRISIL	100% - 150%	26.81
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR1	Informeric	100% - 150%	704.70
RR3	India Ratings	50% - 75%	37.66
Unrated			25.70
		Total	979.25

(iv)	The Bank has not acquired any stressed loan and loan not in default.

15

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

16

Provision for tax during the quarter and half year ended September 30, 2023, and for the year ended March 31, 2024, is net of write back of provision no longer required of ₹ 1,006.69 crore and ₹ 6,325.04 crore respectively, pursuant to favourable orders received.

17

The Board of Directors of the Bank at its meeting held on July 20, 2024 provided an in-principle approval to initiate the process of listing equity shares of its subsidiary HDB Financial Services Limited (“HDBFS”). The Board of Directors of HDBFS at its meeting held on September 20, 2024 approved an initial public offering of the equity shares of face value of ₹ 10 each (‘Equity Shares’) comprising of a fresh issue of Equity Shares aggregating up to ₹ 2,500.00 crore and an offer for sale of Equity Shares by existing and eligible shareholders of the HDBFS who may offer to tender their Equity Shares which is subject to approval of the shareholders of the HDBFS, market conditions, receipt of applicable approvals, regulatory clearances, and other considerations.

18	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

19	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: October 19, 2024	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2024

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2024, at its meeting held in Mumbai on Saturday, October 19, 2024. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue grew by 14.7% to ₹ 760.4 billion for the quarter ended September 30, 2024 from ₹ 663.2 billion for the quarter ended September 30, 2023. The consolidated profit after tax for the quarter ended September 30, 2024 was ₹ 178.3 billion. The consolidated PAT adjusted for trading & mark to market gains and tax credits in the prior year, grew by 17.4% over the quarter ended September 30, 2023. The consolidated PAT for the half year ended September 30, 2024 was ₹ 343.0 billion. Earnings per share for the quarter ended September 30, 2024 was ₹ 23.4 and book value per share as of September 30, 2024 was ₹ 631.4.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2024

The Bank’s net revenue grew by 9.2% to ₹ 416.0 billion for the quarter ended September 30, 2024 from ₹ 380.9 billion for the quarter ended September 30, 2023.

Net interest income (interest earned less interest expended) for the quarter ended September 30, 2024 grew by 10.0% to ₹ 301.1 billion from ₹ 273.9 billion for the quarter ended September 30, 2023. Core net interest margin was at 3.46% on total assets, and 3.65% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended September 30, 2024 was ₹ 114.8 billion as against ₹ 107.1 billion in the corresponding quarter ended September 30, 2023. The four components of other income for the quarter ended September 30, 2024 were fees & commissions of ₹ 81.4 billion (₹ 69.4 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 14.6 billion (₹ 12.2 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 2.9 billion (gain of ₹ 10.4 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 15.9 billion (₹ 15.1 billion in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended September 30, 2024 were ₹ 168.9 billion, an increase of 9.7% over ₹ 154.0 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 40.6%.

Provisions and contingencies for the quarter ended September 30, 2024 were ₹ 27.0 billion as against ₹ 29.0 billion for the quarter ended September 30, 2023.

The total credit cost ratio was at 0.43%, as compared to 0.49% for the quarter ending September 30, 2023.

Profit before tax (PBT) for the quarter ended September 30, 2024 was at ₹ 220.1 billion. Profit after tax (PAT) for the quarter was at ₹ 168.2 billion. PAT, adjusted for trading & mark to market gains and tax credits in the prior year, grew by 17.0% over the quarter ended September 30, 2023.

Balance Sheet: As of September 30, 2024

Total balance sheet size as of September 30, 2024 was ₹ 36,881 billion as against ₹ 34,163 billion as of September 30, 2023.

Total Deposits were at ₹ 25,001 billion as of September 30, 2024, an increase of 15.1% over September 30, 2023. CASA deposits grew by 8.1% with savings account deposits at ₹ 6,081 billion and current account deposits at ₹ 2,754 billion. Time deposits were at ₹ 16,165 billion, an increase of 19.3% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 35.3% of total deposits as of September 30, 2024.

The Bank’s average deposits were ₹ 23,540 billion for the September 2024 quarter, a growth of 15.5% over ₹ 20,385 billion for the September 2023 quarter, and 3.1% over ₹ 22,831 billion for the June 2024 quarter.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The Bank’s average CASA deposits were ₹ 8,084 billion for the September 2024 quarter, a growth of 7.3% over ₹ 7,535 billion for the September 2023 quarter, and were lower by 0.3% over ₹ 8,106 billion for the June 2024 quarter.

Gross advances were at ₹ 25,190 billion as of September 30, 2024, an increase of 7.0% over September 30, 2023. Grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment, advances under management grew by 8.0% over September 30, 2023. Retail loans grew by 11.3%, commercial and rural banking loans grew by 17.4% and corporate and other wholesale loans were lower by 12.0%. Overseas advances constituted 1.7% of total advances.

The Bank’s advances under management, on an average basis, were ₹ 25,639 billion for the September 2024 quarter, a growth of 10.2% over ₹ 23,266 billion for the September 2023 quarter, and a growth of 1.2% over ₹ 25,327 billion for the June 2024 quarter.

Half Year ended September 30, 2024

For the half year ended September 30, 2024, the Bank earned a total income of ₹ 1,692 billion as against ₹ 1,362 billion in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2024 were ₹ 821 billion, as against ₹ 709 billion for the half year ended September 30, 2023. Profit after tax for the half year ended September 30, 2024 was ₹ 330 billion, up by 18.1% over the corresponding half year ended September 30, 2023.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.8% as on September 30, 2024 (19.5% as on September 30, 2023) as against a regulatory requirement of 11.7%. Tier 1 CAR was at 17.8% and Common Equity Tier 1 Capital ratio was at 17.3% as of September 30, 2024. Risk-weighted Assets were at ₹ 24,813 billion.

NETWORK

As of September 30, 2024, the Bank’s distribution network was at 9,092 branches and 20,993 ATMs across 4,088 cities / towns as against 7,945 branches and 20,596 ATMs across 3,836 cities / towns as of September 30, 2023. 51% of our branches are in semi-urban and rural areas. In addition, we have 15,217 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,06,758 as of September 30, 2024 (as against 1,97,899 as of September 30, 2023).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

Gross non-performing assets were at 1.36% of gross advances as on September 30, 2024 (1.19% excluding NPAs in the agricultural segment), as against 1.33% as on June 30, 2024 (1.16% excluding NPAs in the agricultural segment), and 1.34% as on September 30, 2023 (1.20% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.41% of net advances as on September 30, 2024.

SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 94.5% stake. For the quarter ended September 30, 2024, HDBFSL’s net revenue was at ₹ 24.1 billion. Profit after tax for the quarter ended September 30, 2024 was ₹ 5.9 billion compared to ₹ 6.0 billion for the quarter ended September 30, 2023. Profit after tax for the half year ended September 30, 2024 was ₹ 11.7 billion. The total loan book was ₹ 986 billion as on September 30, 2024. Stage 3 loans were at 2.10% of gross loans. Total CAR was at 19.3% with Tier-I CAR at 14.6%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.3% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended September 30, 2024 was ₹ 4.3 billion compared to ₹ 3.8 billion for the quarter ended September 30, 2023, a growth of 14.9%. Profit after tax for the half year ended September 30, 2024 was ₹ 9.1 billion.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.5% stake, offers a range of general insurance products. Profit after tax for the quarter ended September 30, 2024 was ₹ 2.0 billion, as against profit after tax of ₹ 2.4 billion for the quarter ended September 30, 2023. Profit after tax for the half year ended September 30, 2024 was ₹ 3.3 billion.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.5% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended September 30, 2024, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 7,588 billion. Profit after tax for the quarter ended September 30, 2024 was ₹ 5.8 billion compared to ₹ 4.4 billion for the quarter ended September 30, 2023, a growth of 31.8%. Profit after tax for the half year ended September 30, 2024 was ₹ 11.8 billion.

HDFC Securities Ltd (HSL), in which the Bank holds a 94.9% stake, is amongst the leading broking firms. For the quarter ended September 30, 2024, HSL’s total revenue was ₹ 9.1 billion. Profit after tax for the quarter ended September 30, 2024 was ₹ 3.2 billion, as against ₹ 2.1 billion for the quarter ended September 30, 2023, a growth of 47.1%. Profit after tax for the half year ended September 30, 2024 was ₹ 6.1 billion.

Note:

The figures for the period ended September 30, 2024 include the operations of erstwhile HDFC Ltd. which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

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HDFC Bank Ltd., Mumbai.

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